File No. 83-1

Regulation IA

Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the “Bank”)

In respect of the Bank’s

Series No. 870

U.S.$2,250,000,000 3.50 percent Notes due April 12, 2033

Filed pursuant to Rule 3 of Regulation IA

Dated: April 12, 2023

File No. 83-1

Regulation IA

Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$2,250,000,000 3.50 percent Notes due April 12, 2033, Series No. 870 (the “Notes”) under the Bank’s Global Debt Program (the “Program”). The Notes are being issued pursuant to: the Prospectus dated July 28, 2020 (the “Prospectus”) and the Standard Provisions dated June 1, 2021 (the “Standard Provisions”) (both previously filed); and the Terms Agreement dated April 6, 2023 (the “Terms Agreement”) and the Pricing Supplement dated April 6, 2023 (the “Pricing Supplement”) (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1.   Description of Securities

  See cover page and pages 14 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2.   Distribution of Securities

  See pages 54 through 57 of the Prospectus; and the attached Terms Agreement.

Item 3.   Distribution Spread

Price to the Public	Selling Discounts and Commission[1]		Proceeds to the Bank
Per
Note: 99.191%		0.175%		99.016%
Total: U.S.$2,231,797,500.00	U.S.$	3,937,500.0	U.S.$	2,227,860,000.00

Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers

  See Item 3 above.

Item 5.   Other Expenses of Distribution

  Not applicable.

Item 6.   Application of Proceeds

  See Item 1 “Use of Proceeds” under “General Information / Additional Information Regarding the Notes” in the attached Pricing Supplement.

Item 7.   Exhibits

(A)	Opinion of the Acting Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 10, 2023
(B)	Pricing Supplement
(C)	Terms Agreement

[1]	The Bank has agreed to indemnify the Underwriters against certain liabilities.

Exhibit A

March 10, 2023

To the Dealers appointed

from time to time pursuant to a

Terms Agreement or Appointment Agreement

under the Global Debt Program of the

Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the “Bank”) to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the “Program”), and to authorize the issue and sale of Notes thereunder (the “Notes”) with reference to a Prospectus dated July 28, 2020 (as supplemented and amended from time to time, the “Prospectus”). In connection with such proceedings, I have examined, among other documents, the following:

1)	The Agreement Establishing the Inter-American Development Bank (the “Bank Agreement”) and the By-Laws of the Bank;

2)	The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3)	The Prospectus;

4)	The Standard Provisions, dated as of June 1, 2021 (the “Standard Provisions”);

5)	The Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank and Citibank, N.A., London Branch (the “Global Agency Agreement”); and

6)	The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the “FRBNY Fiscal Agency Agreement”).

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a)	The Bank is an international organization duly established and existing under the Bank Agreement;

b)	The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c)

The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d)	Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e)

Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f)

Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on the date hereof in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

/s/ Alessandro Macrì

Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

Exhibit B

EXECUTION VERSION

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 870

U.S.$2,250,000,000 3.500 percent Notes due April 12, 2033 (the “Notes”)

Issue Price: 99.191 percent

Application has been made for the Notes to be admitted to the

Official List of the Financial Conduct Authority and

to trading on the London Stock Exchange plc’s

UK Regulated Market

BMO Capital Markets

BofA Securities

Deutsche Bank

Morgan Stanley

ANZ Securities

Barclays

Commonwealth Bank of Australia

Citigroup

HSBC

J.P. Morgan

Nomura

RBC Capital Markets

Scotiabank

Wells Fargo Securities

The date of this Pricing Supplement is April 6, 2023.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 870

U.S.$2,250,000,000 3.500 percent Notes due April 12, 2033

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the “Conditions”) set forth in the Prospectus dated July 28, 2020 (the “Prospectus”) (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom (“UK”) Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) or the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”)). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the “Bank”) under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market – See “General Information—Additional Information Regarding the Notes—Matters relating to UK MiFIR” below.

Terms and Conditions

The following items under this heading “Terms and Conditions” are the particular terms which relate to the issue the subject of this Pricing Supplement. Together with the applicable Conditions (as defined above), which are expressly incorporated hereto, these are the only terms that form part of the form of Notes for such issue.

1.	Series No.:	870

2.	Aggregate Principal Amount:	U.S.$2,250,000,000

3.	Issue Price:	U.S.$2,231,797,500 which is 99.191 percent of the Aggregate Principal Amount

4.	Issue Date:	April 12, 2023

5.	Form of Notes (Condition 1(a)):	Book-entry only (not exchangeable for Definitive Fed Registered Notes, Conditions 1(a) and 2(b) notwithstanding)

6.	Authorized Denomination(s) (Condition 1(b)):	U.S.$1,000 and integral multiples thereof

7.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$) being the lawful currency of the United States of America

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PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 870

U.S.$2,250,000,000 3.500 percent Notes due April 12, 2033

8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	U.S.$

9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	U.S.$

10.	Maturity Date (Condition 6(a); Fixed Interest Rate and Zero Coupon):	April 12, 2033

11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))

12.	Interest Commencement Date (Condition 5(III)):	Issue Date (April 12, 2023)

13.	Fixed Interest Rate (Condition 5(I)):

	(a) Interest Rate:	3.500 percent per annum

(b) Fixed Rate Interest Payment Date(s):

Semi-annually in arrear on October 12 and April 12 in each year, commencing on October 12, 2023.

Each Fixed Rate Interest Payment Date is subject to the Business Day Convention, but with no adjustment to the amount of interest otherwise calculated.

	(c) Business Day Convention:	Following Business Day Convention

	(d) Fixed Rate Day Count Fraction(s):	30/360

14.	Relevant Financial Center:	New York

15.	Relevant Business Day:	New York

16.	Issuer’s Optional Redemption (Condition 6(e)):	No

17.	Redemption at the Option of the Noteholders (Condition 6(f)):	No

18.	Governing Law:	New York

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PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 870

U.S.$2,250,000,000 3.500 percent Notes due April 12, 2033

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s UK Regulated Market

2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Federal Reserve Bank of New York; Euroclear Bank SA/NV; Clearstream Banking S.A.

3.	Syndicated:	Yes

4.	If Syndicated:

	(a) Liability:	Several

	(b) Lead Managers:	BMO Capital Markets Corp. Deutsche Bank AG, London Branch Merrill Lynch International Morgan Stanley & Co. International plc

5.	Commissions and Concessions:	0.175 percent of the Aggregate Principal Amount

6.	Estimated Total Expenses:	The Lead Managers have agreed to pay for all material expenses related to the issuance of the Notes, except the Issuer will pay for the London Stock Exchange listing fees, if applicable.

7.	Codes:

	(a) Common Code:	261155907

	(b) ISIN:	US4581X0EJ31

	(c) CUSIP:	4581X0EJ3

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PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 870

U.S.$2,250,000,000 3.500 percent Notes due April 12, 2033

8.	Identity of Managers:	BMO Capital Markets Corp. Deutsche Bank AG, London Branch Merrill Lynch International Morgan Stanley & Co. International plc ANZ Securities, Inc. Barclays Bank PLC Commonwealth Bank of Australia Citigroup Global Markets Limited HSBC Bank plc J.P. Morgan Securities plc Nomura International plc RBC Capital Markets, LLC The Bank of Nova Scotia, London Branch Wells Fargo Securities, LLC

9.	Selling Restrictions:

	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

	(b) United Kingdom:	Each of the Managers represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the UK.

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PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 870

U.S.$2,250,000,000 3.500 percent Notes due April 12, 2033

(c) Singapore:	In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

General Information

Additional Information Regarding the Notes

1.	Use of Proceeds

Supporting sustainable development in IDB’s member countries.

The net proceeds from the sale of the notes will be included in the ordinary capital resources of the Bank and, will not be committed or earmarked for lending to, of financing of, any specific loans, projects or programs. The IDB, in partnership with its member countries, works to reduce poverty and inequalities in Latin America and the Caribbean by promoting economic and social development in a sustainable, climate friendly way.

The Bank’s strategic priorities include social inclusion and equality, productivity and innovation and economic integration along with three cross-cutting issues: gender equality and diversity, climate change and environmental sustainability, and institutional capacity and the rule of law. Each strategic priority of the IDB aligns to at least one of the United Nations Sustainable Development Goals (SDGs), with all goals covered within the IDB institutional strategy, which may be adapted from time to time should the United Nations SDGs definition evolve.

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PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 870

U.S.$2,250,000,000 3.500 percent Notes due April 12, 2033

All projects undertaken by the IDB go through the Bank’s rigorous sustainability framework. The framework tracks measurable results, adherence to lending targets and the effectiveness of its environmental and social safeguards. IDB’s administrative and operating expenses are currently covered entirely by IDB’s various sources of revenue, consisting primarily of net interest margin and investment income (as more fully described in the Information Statement).

2.	Matters relating to UK MiFIR

The Bank does not fall under the scope of application of the UK MiFIR regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market

Solely for the purposes of each UK manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is retail clients, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the EUWA, eligible counterparties, as defined in COBS, and professional clients, as defined in UK MiFIR; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the UK manufacturers’ target market assessment; however, a distributor subject to the UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturers’ target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, (i) the expression “UK manufacturers” means Barclays Bank PLC, J.P. Morgan Securities plc, HSBC Bank plc and Merrill Lynch International, (ii) the expression “COBS” means the FCA Handbook Conduct of Business Sourcebook, (iii) the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA and (iv) the expression “UK MiFIR Product Governance Rules” means the FCA Handbook Product Intervention and Product Governance Sourcebook.

3.	United States Offers and Sales

To the extent any Manager that is not a U.S. registered broker-dealer intends to effect any offers or sales of any notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations. Commonwealth Bank of Australia is not a U.S. registered broker-dealer, and it will not effect any offers or sales of any Notes in the United States.

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PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 870

U.S.$2,250,000,000 3.500 percent Notes due April 12, 2033

INTER-AMERICAN DEVELOPMENT BANK

By:	/s/ Gustavo Alberto De Rosa
Name:	Gustavo Alberto De Rosa
Title:	Vice President for Finance and Administration & Chief Financial Officer and General Manager, Finance Department

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PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 870

U.S.$2,250,000,000 3.500 percent Notes due April 12, 2033

Exhibit C

EXECUTION VERSION

TERMS AGREEMENT NO. 870 UNDER

THE PROGRAM

April 6, 2023

Inter-American Development Bank

1300 New York Avenue, N.W.

Washington, D.C. 20577

The undersigned agree to purchase from you (the “Bank”) the Bank’s U.S.$2,250,000,000 3.500 percent Notes due April 12, 2033 (the “Notes”) described in the Pricing Supplement related thereto, dated as of the date hereof (the “Pricing Supplement”), at 9:00 a.m. New York time on April 12, 2023 (the “Settlement Date”), at an aggregate purchase price of U.S.$2,227,860,000, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of June 1, 2021, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to April 4, 2023, 11:38 a.m. New York time. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and

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(iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1.

The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.191 percent of the aggregate principal amount (U.S.$2,231,797,500) less a combined management and underwriting commission and selling concession of 0.175 percent of the aggregate principal amount (U.S.$3,937,500). For the avoidance of doubt, the Managers’ aggregate purchase price after the above adjustment is U.S.$2,227,860,000.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
(U.S.$)
BMO Capital Markets Corp.	506,250,000
Deutsche Bank AG, London Branch	506,250,000
Merrill Lynch International	506,250,000
Morgan Stanley & Co. International plc	506,250,000

ANZ Securities, Inc.	22,500,000
Barclays Bank PLC	22,500,000
Commonwealth Bank of Australia	22,500,000
Citigroup Global Markets Limited	22,500,000
HSBC Bank plc	22,500,000
J.P. Morgan Securities plc	22,500,000
Nomura International plc	22,500,000
RBC Capital Markets, LLC	22,500,000
The Bank of Nova Scotia, London Branch	22,500,000
Wells Fargo Securities, LLC	22,500,000

Total:	2,250,000,000

2.

Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book-entry form from ABA No. 021080562 IADB ACCOUNT/7010 to the following account at the Federal Reserve Bank of New York: ABA No. 02100018 BK OF NYC/BASEC; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to the Bank’s account: ABA No. 021080562.

3.

The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set

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out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

•	a copy of the Prospectus and each of the Fed Fiscal Agency Agreement and the Global Agency Agreement, duly executed by the parties thereto; and

•	a copy of each of the most recently delivered documents referred to in Section 6(a) (other than the letter referred to in Section 6(a)(vi)) or 6(b), as applicable, of the Standard Provisions.

4.

In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.

Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of each of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank

1300 New York Avenue, N.W.

Washington, D.C. 20577

Attention:      Finance Department,

Cash Management and Settlements Group

Email:           FIN_CMO@iadb.org

Telephone: 202-623-3131

FOR THE MANAGERS:

c/o Merrill Lynch International,

2 King Edward Street

London EC1A 1HQ

United Kingdom

Tel: +44 (0) 20 7995 3966

Email: dcm_london@bofa.com

Attn: Syndicate Desk

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6.

If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

7.	To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Acknowledges that: In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

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8.

The undersigned and the Bank acknowledge that the Bank does not fall under the scope of application of the UK MiFIR regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

(i) each of Deutsche Bank AG, London Branch, Merrill Lynch International and Morgan Stanley & Co. International plc (each a “UK Manufacturer” and together the “UK Manufacturers”) acknowledges to each other UK Manufacturer that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes; and

(ii) the other Managers note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK Manufacturers and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.

For the purposes of this provision, the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.

For the avoidance of doubt, nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the Agreement Establishing the Inter-American Development Bank, international law or other applicable law.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

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This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BMO CAPITAL MARKETS CORP.

By:	/s/ Sean Hayes
	Name:	Sean M. Hayes
	Title:	Managing Director

DEUTSCHE BANK AG, LONDON BRANCH

By:	/s/ Katrin Wehle
	Name:	Katrin Wehle
	Title:	Managing Director SSA DCM

By:	/s/ David Costa
	Name:	David Costa
	Title:	Managing Director

MERRILL LYNCH INTERNATIONAL

By:	/s/ Adrien De Naurois
	Name:	Adrien De Naurois
	Title:	Managing Director

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Andrea Hutchinson
	Name:	Andrea Hutchinson
	Title:	Authorised Signatory

ANZ SECURITIES, INC.

By:	/s/ Michael Thilmann
	Name:	Michael Thilmann
	Title:	Head of US Private Placements

BARCLAYS BANK PLC

By:	/s/ Lynda Fleming
	Name:	Lynda Fleming
	Title:	Authorised Signatory

COMMONWEALTH BANK OF AUSTRALIA

By:	/s/ Joseph Moor /s/ Jessica Lyons
	Name:	Joseph Moor Jessica Lyons
	Title:	Director Associate

CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ William Robertson
	Name:	William Robertson
	Title:	Delegated Signatory

HSBC BANK PLC

By:	/s/ Anna Kraemer
	Name:	Anna Kraemer
	Title:	Senior Legal Counsel

J.P. MORGAN SECURITIES PLC

By:	/s/ Sarah Lovedee
	Name:	Sarah Lovedee
	Title:	Executive Director

NOMURA INTERNATIONAL PLC

By:	/s/ Guy Luscombe
	Name:	Guy Luscombe
	Title:	Dule Authorised Signatory

RBC CAPITAL MARKETS, LLC

By:	/s/ Scott G. Primrose
	Name:	Scott G. Primrose
	Title:	Authorized Signatory

THE BANK OF NOVA SCOTIA, LONDON BRANCH

By:	/s/ James Walter /s/ Cesare Roselli
	Name:	James Walter Cesare Roselli
	Title:	Head of Legal, Europe Managing Director

By:
Name:
Title:

WELLS FARGO SECURITIES, LLC

By:	/s/ Barbara Garafalo
	Name:	Barbara Garafalo
	Title:	Director

(the foregoing signatories, collectively, the “Managers”)

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By:	/s/ Gustavo Alberto De Rosa
	Name:	Gustavo Alberto De Rosa
	Title:	Vice President for Finance and Administration & Chief Financial Officer and General Manager, Finance Department